Sano Corporation
                             3250 Commerce Parkway
                             Miramar, Florida 33025

                                                 November 18, 1996

VIA MODEM

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

     Re: Sano Corporation

Gentlemen:

     Sano Corporation (the "Company") hereby requests the immediate withdrawal of its Registration Statement on Form S-1 (Commission File No. 333-14821), filed with the Commission on October 25, 1996, relating to the registration of 2,150,000 shares of the Company's common stock, par value $.01 per share (the "Registration Statement").

                                  Very truly yours,


                                  SANO CORPORATION



                                  By: /s/ Reginald L. Hardy
                                    ----------------------------------
                                          Reginald L. Hardy, President

cc: Mr. Roland St. Paul
    Gary M. Epstein, Esq.